As filed with the Securities and Exchange Commission on April 15, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aphria Inc.

(Name of Subject Company)

(Translation of Subject Company’s name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Green Growth Brands Inc.

(Bidder)

Common Shares

(Title of Class of Securities)

03765K

(CUSIP Number of Class of Securities (if applicable))

Peter Horvath

Chief Executive Officer

Green Growth Brands Inc.

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

647-495-8798

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Kent Kiffner

General Counsel

Green Growth Brands Inc.

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

January 22, 2019

(Date tender offer first published, sent or given to securityholders)

EXPLANATORY NOTE

Green Growth Brands Inc. (“GGB”) hereby further amends the Schedule 14D-1F originally filed with the U.S. Securities and Exchange Commission on January 22, 2019 by giving notice, pursuant to the Notice of Variation, dated as of April 15, 2019, of the shortened deposit period for acceptance of GGB’s offer to purchase common shares of Aphria Inc. pursuant to an Offer to Purchase and Take-Over Bid Circular, dated as of January 22, 2019.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Offer to Purchase and Take-Over Bid Circular, dated as of January 22, 2019 (“Offer and Circular”), including the Letter of Transmittal and Notice of Guaranteed Delivery.[1]

(b)	Advertisement published in The Globe and Mail on January 23, 2019.[1]

(c)	Notice of Variation, dated as of April 15, 2019.

[1]	Previously filed.

Item 2. Information Legends

See “Notice to Shareholders in the United States” beginning on page viii of the Offer and Circular, dated as of January 22, 2019.2

Also see “Notice to Shareholders in the United States” beginning on page v of the Notice of Variation, dated as of April 15, 2019.

[2]	Previously filed.

The information in the Original Offer to Purchase and Circular (as defined below) may change. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Offeror may not complete the Offer and issue the securities issuable hereunder until the registration statement filed with the SEC is effective. Shareholders in the United States should read the “Notice to Shareholders in the United States” beginning on page v of this Notice of Variation and beginning on page viii of the Original Offer to Purchase and Circular. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer to Purchase and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment advisor, broker, bank manager, lawyer or other professional advisor.

If you have questions, please contact Kingsdale Advisors, the depositary and information agent under the Offer (as defined below), by telephone at 1-866-851-3214 (toll free in North America), or 416-867-2272 (collect calls outside North America), or by email at contactus@kingsdaleadvisors.com.

Neither this document nor the Original Offer to Purchase and Circular has been approved by any securities regulatory authority, nor has any securities regulatory authority passed judgment upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document or the Original Offer to Purchase and Circular. Any representation to the contrary is an offence.

Neither this document nor the Original Offer to Purchase and Circular constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws (as defined in the Original Offer to Purchase and Circular) of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.

April 15 , 2019

NOTICE OF VARIATION

of the terms of the

GREEN GROWTH BRANDS INC.

OFFER TO PURCHASE

ALL OF THE COMMON SHARES OF

APHRIA INC.

on the basis of 1.5714 common shares of Green Growth Brands Inc. for each common share of Aphria Inc., subject to the terms and conditions as provided in the Original Offer to Purchase and Circular and as amended herein

THE OFFER HAS BEEN SHORTENED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M.

(TORONTO TIME) ON APRIL 25, 2019, UNLESS THE OFFER IS ACCELERATED OR EXTENDED BY THE OFFEROR,

OR WITHDRAWN BY THE OFFEROR

Green Growth Brands Inc. (the “Offeror” or “GGB”) has prepared the enclosed notice of variation (the “Notice of Variation”) to give notice of the shortened deposit period from 5:00 p.m. (Toronto time) on May 9, 2019 to 5:00 p.m. (Toronto time) on April 25, 2019 for acceptance of its offer dated January 22, 2019 (the “Original Offer to Purchase”, and together with the Notice of Variation, the “Offer”) to purchase all of the issued and outstanding common shares (the “Aphria Shares”) of Aphria Inc. (“Aphria”), including any Aphria Shares that may become issued and outstanding after the date of the Original Offer to Purchase but prior to the Expiry Time (as varied by the Notice of Variation and defined below) upon the conversion, exchange or exercise of any Convertible Securities (as defined in the Original Offer to Purchase), in accordance with the terms and subject to the conditions contained in the Offer. The Notice of Variation is being provided in connection with the Alternative Transaction (as defined and described under Section 2—Recent Developments of this Notice of Variation), which GGB has, and understands Aphria has, determined is, in lieu of proceeding with the Offer for an extended period of time, in their respective best interests. GGB believes, and understands Aphria agrees, that the Alternative Transaction described in the Notice of Variation is superior to the Offer. If the Offer is successful, then the Alternative Transaction will terminate and not be completed.

The Offeror is entitled to shorten the time period for acceptance of the Offer as Aphria issued a deposit period news release on April 15, 2019 in respect of the Original Offer “to reduce the deposit period of the bid to 92 days from January 23, 2019”.

The Notice of Variation should be read in conjunction with: (i) the Original Offer to Purchase and the accompanying take-over bid circular dated January 22, 2019 (the “Circular”, together with the Original Offer to Purchase, the “Original Offer to Purchase and Circular”); (ii) the Letter of Transmittal that accompanied the Original Offer to Purchase and Circular; and (iii) the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, collectively, the “Original Offer Documents”).

To the extent specifically set out in the Notice of Variation, the Original Offer Documents are deemed to be amended as of the date hereof to give effect to the shortened deposit period for acceptance of the Original Offer to Purchase as described in the Notice of Variation. Except as otherwise set out herein, the terms and conditions set out in the Original Offer Documents continue to be applicable in all respects, unamended.

Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Original Offer to Purchase and Circular.

All Aphria Shareholders who validly deposited and did not validly withdraw their Aphria Shares prior to the date hereof under the Offer do not need to take any further action to accept the Offer. Aphria Shareholders continue to have the right to withdraw Aphria Shares deposited under the Offer under the circumstances and in the manner set out in Section 6 of the Original Offer to Purchase, “Withdrawal of Deposited Aphria Shares”.

The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on April 25, 2019 (the “Expiry Time”), unless the Offer is accelerated or extended by the Offeror, or withdrawn by the Offeror.

Questions and requests for assistance may be directed to the Depositary and Information Agent. Additional copies of this document, the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from Depositary and Information Agent. Copies of this document and related materials may also be found on GGB’s website at www.greengrowthbrands.com or on SEDAR at www.sedar.com. The SEDAR and GGB website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this document unless otherwise expressly noted herein.

No broker, investment dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates, or the Depositary and Information Agent for the purposes of the Offer.

Aphria Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Aphria Shares as permitted by applicable Law. For details and conditions regarding such purchases, see Section 12 of the Original Offer to Purchase, “Market Purchases and Sales of Aphria Shares”.

Aphria Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aphria Shares directly with the Depositary and Information Agent (including through a book-entry transfer) or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, broker, bank, trust company or other intermediary through whom you own your Aphria Shares may charge a fee to tender any such Aphria Shares on your behalf. You should consult your investment advisor, broker, bank, trust company or other intermediary to determine whether other charges will apply.

The information contained in this document speaks only as of the date hereof, unless otherwise stated. The Offeror does not undertake to update any such information except as required by applicable Law.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

GGB has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Securities Act”) pursuant to the multi-jurisdictional disclosure system adopted by the United States, a Tender Offer Statement on Schedule 14D-1F (the “Tender Offer Statement”) under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Exchange Act”), this Notice of Variation and other documents and information. GGB URGES INVESTORS AND APHRIA SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT, THE ORIGINAL OFFER TO PURCHASE AND CIRCULAR, THIS NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AND SALE OF GGB SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272. To obtain timely delivery, such documents should be requested no later than five (5) business days before the Expiry Time.

GGB is a foreign private issuer and permitted to prepare the Offer and other offer documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The financial statements included and incorporated by reference herein and in the Original Offer to Purchase and Circular have been prepared in accordance with International Financial Reporting Standards applicable to Canadian public companies formulated by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. These financial statements may not be comparable to financial statements of United States companies.

Aphria Shareholders should be aware that the disposition of their Aphria Shares and the acquisition of GGB Shares by them as described herein may subject them to tax consequences both in the United States and in Canada. Such tax consequences may not be described fully herein. Aphria Shareholders should read any tax discussion in Original Offer to Purchase and Circular, and are urged to also consult their tax advisors.

The enforcement by Aphria Shareholders of civil liabilities under the United States federal securities laws may be affected adversely because both GGB and Aphria were amalgamated under the laws of Ontario, Canada, some or all of the officers and directors and some or all of the experts named in the Registration Statement, the Tender Offer Statement, the Original Offer to Purchase and Circular, this Notice of Variation and the other offer documents reside outside of the United States, and all or a substantial portion of GGB’s assets and of the assets of such persons are located outside the United States. Aphria Shareholders in the United States may not be able to sue GGB or Aphria, or their officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel GGB or Aphria or their respective affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SEC NOR ANY U.S. STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED GGB SHARES OFFERED IN THE ORIGINAL OFFER TO PURCHASE AND CIRCULAR AND ANY OTHER OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF THE ORIGINAL OFFER TO PURCHASE AND CIRCULAR AND ANY OTHER OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GGB SHARES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN CERTAIN U.S. STATES WHERE HOLDERS OF APHRIA SHARES RESIDE AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH U.S. STATES.

v

Aphria Shareholders should be aware that, during the period of the Offer, GGB or its affiliates may bid for or make purchases, directly or indirectly, of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

CURRENCY

All currency amounts expressed herein, unless indicated otherwise, are expressed in Canadian Dollars. On April 12, 2019, the last trading day prior to the date of this Notice of Variation, the exchange rate published by the Bank of Canada was USD$1.00 = $1.3329. The foregoing rate may differ from the actual rates used in the preparation of the financial statements and other financial data appearing in the Notice of Variation. The inclusion of this exchange rate is not meant to suggest that the Canadian dollar amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at any particular rate, if at all.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Notice of Variation includes or incorporates by reference information, statements, beliefs and opinions which constitute forward-looking statements or “forward-looking information” within the meaning of applicable Securities Laws. Wherever possible, forward-looking statements or forward-looking information can be identified by the expressions “seeks”, “expects”, “intends”, “believes”, “estimates”, “will”, “plans”, “may”, “anticipates,” and similar expressions (or the negative of such expressions). The forward-looking statements or forward-looking information are not historical facts, but reflect the current expectations of the Offeror regarding future results or events and are based on information currently available to it.

Statements and information relating to:

•	the expected Expiry Time;

•	the effect, timing, terms and benefits of the Alternative Transaction (as defined below);

•	the method of funding the Share Repurchase (as defined below);

•	the terms, timing and benefit of the Commercial Arrangement (as defined below);

•	the required GGB Shareholder approval for the Share Repurchase; and

•	the satisfaction of the conditions of the Offer,

are forward-looking statements or forward-looking information within the meaning of applicable Securities Laws. It is important to know that:

•	unless otherwise indicated, forward-looking statements in this document describe the Offeror’s expectations as of April 15, 2019 and, accordingly, are subject to change after such date;

•	forward-looking statements in the documents incorporated by reference herein are as of the dates specified in the applicable documents and are expressly qualified by the statements made therein; and

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements or forward-looking information in this document or documents incorporated by reference herein, if known or unknown risks affect the business of the Offeror, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statements or forward-looking information will materialize, and, accordingly, you are cautioned against relying on these forward-looking statements or forward-looking information.

Forward-looking statements or forward-looking information are based upon, among other things, current assumptions, estimates, opinions, expectations and projections of management of the Offeror as of the effective date of such statements and, in some cases, information supplied by third parties. Although the Offeror believes the opinions and expectations reflected in such forward-looking statements or forward-looking information are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those opinions and expectations will prove to have been correct or that the actual results or developments will be realized by certain specified dates or at all.

The Offeror made a number of assumptions in making forward-looking statements in the Notice of Variation, including the documents incorporated by reference.

Forward-looking information respecting the Offer, various terms of the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including but not limited to, (i) the current business conditions and expectations of future business conditions and trends affecting the Offeror and Aphria, including the U.S. and Canadian economy, the cannabis and cannabidiol industry in Canada, the U.S. and elsewhere, and capital markets, and (ii) that there have been no material changes in the business, affairs, capital, prospects or assets of Aphria. All forward-looking statements or forward-looking information in this document are qualified by these cautionary statements.

Forward-looking statements or forward-looking information are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to vary materially from those expressed or implied by the forward-looking statements or forward-looking information. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Material risks include, but are not limited to:

•	the risk that the Alternative Transaction will not have the anticipated effect on the Offeror or its business or will not be consummated for any reason;

•	the risk that the conditions of the Offer will not be met, or met on a timely basis, or that the transaction will not be consummated for any other reason;

•

the risk that the Financing will not be completed, or will be completed on terms that are different than the terms set forth in the Original Offer to Purchase and Circular and this Notice of Variation;

•	changes in general economic conditions in Canada, the United States and elsewhere;

•	changes in operating conditions (including changes in the regulatory environment) affecting the cannabis industry; and

•	fluctuations in currency and interest rates, availability of materials and personnel.

Even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements or forward-looking information contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. You should not place undue reliance on forward-looking statements or forward-looking information, which are based on the information available as of the date of this Notice of Variation or as of the date of the Original Offer to Purchase and Circular for forward-looking statement or forward-looking information contained therein. Additionally, such risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements or forward-looking information in this document and various documents incorporated by reference herein. For a discussion regarding such risks, see, in particular, the sections of the Circular entitled “Purpose of the Offer and Plans for Aphria”, “Certain Information Concerning Securities of the Offeror”, “Regulatory Matters” and “Risk Factors”.

The Offeror cautions you that the risks described or referenced in this section are not the only ones that could affect the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely affect the Alternative Transaction, satisfaction or waiver by the Offeror of any of the conditions of the Offer, the completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. Except as otherwise indicated by the Offeror, forward-looking statements or forward-looking information do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. The Offeror, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about the Offeror and the Offer and its anticipated impacts.

The Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statements or forward-looking information, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable Securities Laws.

NOTICE REGARDING APHRIA INFORMATION

Except as otherwise indicated herein, the information concerning Aphria contained in this document has been taken from, or is based upon, publicly available information filed by Aphria with various Securities Regulatory Authorities in Canada and other public sources available as of the date hereof. As of the date of the Notice of Variation, the Offeror has not had access to the non-public books and records of Aphria and the Offeror is not in a position to independently assess or verify certain of the information in Aphria’s publicly filed documents, including its financial statements. Aphria has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Aphria contained herein. While the Offeror has no reason to believe that such information is inaccurate or incomplete, the Offeror has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Aphria or whether there has been any failure by Aphria to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Offeror, nor any of the directors or officers of the Offeror, assumes any responsibility for the accuracy or completeness of such information or any failure by Aphria to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror or such persons.

NOTICE OF VARIATION

April 15, 2019

TO:     THE HOLDERS OF COMMON SHARES OF APHRIA INC.

Except as otherwise set out in the Notice of Variation, the information, terms and conditions set out in the Original Offer Documents continue to be applicable, and remain in effect, unamended, in all respects and the Notice of Variation should be read in conjunction with the Original Offer Documents.

Consequential amendments in accordance with the Notice of Variation are deemed to be made, where required, to the Original Offer Documents. This Notice of Variation should be read in conjunction with the Original Offer Documents.

1.	Variation of the Offer - Expiry Time of the Offer Shortened

As of the date hereof, the Offeror has shortened the Expiry Time for acceptance of the Offer from 5:00 p.m. (Toronto time) on May 9, 2019 to 5:00 p.m. (Toronto time) on April 25, 2019, unless the Offer is accelerated or extended by the Offeror, or withdrawn by the Offeror. See Section 2 of the Original Offer to Purchase, “Time for Acceptance”.

All references to “5:00 p.m. (Toronto time) on May 9, 2019” in the Original Offer Documents are deleted in their entirety and replaced by “5:00 p.m. (Toronto time) on April 25, 2019”.

The Offeror is entitled to shorten the time for acceptance of the Offer as Aphria issued a deposit period news release on April 15, 2019 in respect of the Original Offer “to reduce the deposit period of the bid to 92 days from January 23, 2019”.

The Offer remains subject to certain conditions set forth in Section 4 of the Original Offer to Purchase, “Conditions of the Offer”. Other than as described in the Notice of Variation, the other terms of the Offer remain unchanged.

The effective date of the Notice of Variation is April 15, 2019.

2.	Recent Developments

On January 22, 2019, GGB filed the Original Offer to Purchase and Circular in respect of its Offer to purchase all of the issued and outstanding Aphria Shares, including any Aphria Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer and excluding any Aphria Shares owned by GGB, for consideration payable of 1.5714 shares of GGB for each Aphria Share.

On February 6, 2019, Aphria filed its Directors’ Circular in response to the Original Offer to Purchase in which the board of directors of Aphria unanimously recommended that all Aphria Shareholders reject the Offer.

On March 4, 2019, Competition Act approval was obtained in respect of the Offer.Since the filing of the Original Offer to Purchase and Circular, GGB and Aphria have engaged in a number of discussions to determine if a friendly acquisition transaction could be agreed to between the parties. These discussions were not successful and no agreement resulted. However, following from such discussions, GGB and Aphria determined that, in lieu of proceeding with the Offer for an extended period of time, it is in each of their respective best interest to proceed with an alternative transaction (the “Alternative Transaction”). The Alternative Transaction consists of the following three principal components, which are conditional on each other: (a) the acceleration of the expiry of the Offer; (b) the termination of the option and the promissory note (the “Option”) of GA Opportunities Corp. (“GAOC”) in favour of Aphria and the concurrent repurchase for cancellation by GGB of 27,300,000 GGB Shares held by GAOC (the “Share Repurchase”); and (c) the agreement of GGB and Aphria to, within three months of the completion of the Share Repurchase, enter into good faith negotiations to conclude a commercial arrangement involving matters related to research and development, licensing and/or distribution (the “Commercial Arrangement”).

In connection with the termination of the Option and Share Repurchase, it is anticipated that: (i) GGB will provide GAOC with $89.0 million in consideration, payable through a combination of a cash payment of $50.0 million and delivery of a secured promissory note with a face value of $39.0 million (the “GGB Promissory Note”); and (ii) GAOC will provide Aphria with $50.0 million in cash consideration and would deliver a promissory note to Aphria with a face value of $39.0 million payable promptly following the payment under the GGB Promissory Note. GGB currently intends to fund the Share Repurchase through a combination of the issuance of the GGB Promissory Note, the sale of the 3,000,000 Aphria Shares it beneficially owns (to be completed once the GGB Offer has expired) and the exercise of certain previously issued warrants.

The total consideration payable by GGB pursuant to the Share Repurchase is expected to be approximately $3.26 per GGB Share, which represents a 15.5% discount to the closing price of $3.86 for the GGB Shares on April 12, 2019, being the last trading day prior to the date of this Notice of Variation.

GAOC will continue to hold 200,000 GGB Shares following completion of the Alternative Transaction which GGB Shares will be subject to a 12 month lock-up agreement on customary terms with 16,666 GGB Shares released per month. Aphria will have no rights in such GGB Shares through the Option or otherwise. As GAOC will hold less than 5% of the issued and outstanding GGB Common Shares (on a non-diluted basis), it will no longer have rights under the Nomination Rights Agreement with the Offeror.

According to information received from Aphria, Aphria believes that the Alternative Transaction provides substantial benefits to Aphria and its shareholders. In particular, Aphria believes: (i) the termination of the Offer benefits Aphria by reducing uncertainty, which would be beneficial from an operational perspective and from the perspective of raising capital and/or pursuing acquisitions; (ii) the Share Repurchase and termination of the Option provides Aphria with a source of financing and allows it to monetize the value of an asset that has little liquidity; and (iii) the Commercial Arrangement may provide Aphria with research and development, licensing and/or distribution opportunities.

GGB also believes that the Alternative Transaction provides substantial benefits to GGB and its shareholders. In particular: (i) the termination of the Offer benefits GGB by reducing uncertainty by eliminating the market overhang created by the outstanding Offer, which is impeding the ability of GGB to move forward in implementing its business plans in a fast-moving environment; (ii) it is expected that the Share Repurchase will be accretive to GGB as a result of the significant difference between the proposed purchase price of the GGB Shares and the current trading price of GGB; (iii) the Commercial Arrangement may provide GGB with research and development, licensing and/or distribution opportunities; and (iv) it eliminates a significant shareholder in GGB who currently (A) has board rights, and (B) whose interests do not necessarily align with the interest of other GGB shareholders.

GGB believes, and understands Aphria agrees, that the Alternative Transaction described in the Notice of Variation is superior to the Offer. If the Offer is successful, then the Alternative Transaction will terminate and not be completed.

Based on the closing price of $3.86 per GGB Share on the CSE as of April 12, 2019, the last trading day prior to the date of this Notice of Variation, the implied Offer Consideration would be $6.07 per Aphria Share (being a 54.8% discount over the Aphria Shares’ closing price of $13.41 on the Toronto Stock Exchange on April 12, 2019).

In connection with the Share Repurchase, GGB has received (i) certain relief (the “Relief”) from the Ontario Securities Commission (the “OSC”) relating to certain formal requirements relating to Take-Over Bids and Issuer Bids and Protection of Minority Security Holders in Special Transactions and (ii) written consent from a majority of shareholders of GGB other than GAOC, related parties of GAOC or Aphria and joint actors of GAOC or Aphria and their respective related parties (the “Written Consent”). The Share Repurchase is expected to occur in early May after the expiry of the Offer and is conditional on, inter alia, the satisfaction of the terms of the Relief, including that the price per share at which the Share Repurchase is completed is not greater than the market price of the GGB Shares (calculated in accordance with NI 62-104).

On April 11, 2019, GGB held a board meeting to consider the Alternative Transaction. At the GGB board meeting, Canaccord Genuity Corp. provided an oral opinion, which was followed by a formal written opinion, stating that the consideration to be paid pursuant to the Share Repurchase is fair, from a financial point of view, to GGB’s shareholders (other than GAOC). The GGB board of directors then determined that the Alternative Transaction was in the best

2

interest of the Offeror and its shareholders and resolved to proceed with the Alternative Transaction subject to obtaining the relief from the OSC, the Written Consent and certain other matters.

On April 15, 2019, Aphria issued a deposit period news release (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) stating “Aphria has agreed to reduce the deposit period of the bid to 92 days from January 23, 2019”.

3.	Notice to Shareholders in the United States—No Offer to Sell or Solicitation of an Offer in Certain States

The Offeror registered the offering of Aphria Shares pursuant to the Offer in the State of New York. Accordingly, the Original Offer Documents are hereby varied by deleting the third paragraph under the subheading to “Notice to Shareholders in the United States,” titled “— No Offer to Sell or Solicitation of an Offer in Certain States” that stated that no offer to sell or solicitation of an offer to buy Aphria Shares pursuant to the Offer is being made in the state of New York or to Aphria Shareholders resident in the state of New York.

4.	Manner of Acceptance

All Aphria Shareholders may deposit their Aphria Shares under the Offer in accordance with Section 3 of the Original Offer to Purchase, “Manner of Acceptance”.

5.	Withdrawal of Deposited Aphria Shares

Shareholders have the right to withdraw Aphria Shares deposited under the Offer under the circumstances and in the manner set out in Section 6 of the Original Offer to Purchase, “Withdrawal of Deposited Aphria Shares”.

6.	Take-Up and Payment for Deposited Aphria Shares

Assuming all of the conditions of the Offer (including the Statutory Minimum Condition) are either met or, if applicable, waived at or prior to the Expiry Time, the Offeror will promptly take up all Aphria Shares validly deposited under the Offer and not validly withdrawn. Any Aphria Shares will be taken up immediately after the initial deposit period for the Offer, and the Offeror will issue GGB Shares as consideration for Aphria Shares taken up as soon as possible but in any event not later than three (3) business days after taking up such Aphria Shares in the manner set out in Section 7 of the Original Offer to Purchase, “Payment for Deposited Aphria Shares”. The Offeror will take up and pay for Aphria Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period not later than ten (10) days after such deposit. In each case, share certificates, DRS Statements or other evidence of the GGB Shares issued as consideration for the Aphria Shares will be provided as soon as practicable thereafter. See Section 7 of the Original Offer to Purchase, “Payment for Deposited Aphria Shares”.

7.	Consequential Amendments to the Original Offer to Purchase and Circular and Other Documents

The Original Offer Documents shall be read together with the Notice of Variation and are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, the Notice of Variation. Except as otherwise set forth in or amended by the Notice of Variation, the terms and conditions of the Offer and the information in the Original Offer Documents continue to be applicable in all respects.

8.	Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides security holders of Aphria with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	Directors’ Approval

The contents of the Notice of Variation have been approved, and the sending thereof to Aphria Shareholders has been authorized, by the board of directors of the Offeror.

3

CERTIFICATE OF GREEN GROWTH BRANDS INC.

DATED: April 15, 2019

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Peter Horvath” Chief Executive Officer	(signed) “Brian Logan” Chief Financial Officer

On behalf of the board of directors of

Green Growth Brands Inc.

(signed) “Tim Moore” Director	(signed) “Carli Posner” Director

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following document is filed as an exhibit to this Schedule:

Exhibit No.	Description

2.1**	Press release, dated December 27, 2018 relating to Green Growth Brands Inc.’s intention to make an offer for all outstanding common shares of Aphria.

2.2**	Press release, dated December 31, 2018 relating to Green Growth Brands Inc.’s reaffirmation of its commitment to launch a takeover bid for Aphria.

2.3*	Press release, dated January 22, 2019, titled “Green Growth Brands Files Offer and Circular for Aphria Inc.; Formal Take-over Bid to Commence on January 23, 2019; Receives Commitment for $150 Million Equity Investment”.

2.4***	Press release, dated February 6, 2019, titled “Green Growth Brands Comments on Offer for Aphria Inc.”

2.5****	Press release, dated April 15, 2019, titled “Green Growth Brands Files to Accelerate Expiration of Aphria Bid”.

3.1*	The Annual Information Form of Xanthic Biopharma, Inc. (“Xanthic”), dated November 26, 2018 in respect of the financial year ended June 30, 2018.

3.2*	The Audited Consolidated Financial Statements of Xanthic for the year ended June 30, 2018 and related notes together with the independent auditors report thereon, and the management’s discussion and analysis in connection therewith.

3.3*	The Unaudited Condensed Interim Consolidated Financial Statements of Xanthic for the three months ended September 30, 2018 and related notes, and the interim management’s discussion and analysis in connection therewith.

3.4*	The Material Change Report of Xanthic, dated July 17, 2018 in respect of the entering into of the arm’s length business combination agreement, dated July 13, 2018 between Xanthic and Green Growth Brands Ltd.

3.5*	The Material Change Report of Xanthic, dated November 16, 2018 in respect of the completed business combination of Xanthic and Green Growth Brands Ltd.

3.6*	The Material Change Report of Xanthic, dated December 12, 2018 in respect of Xanthic’s entering into of a membership interest purchase agreement, dated December 10, 2018 in connection with the purchase by Xanthic of all of the issued and outstanding membership interests of Just Healthy LLC.

3.7*	The Material Change Report of Xanthic, dated December 18, 2018 in respect of the entering into on December 12, 2018 by Xanthic of definitive agreements to acquire a cultivation facility operated by Wellness Orchards of Nevada LLC and Panorama WON LLC located in Pahrump, Nevada.

Exhibit No.	Description

3.8*	The Material Change Report of Xanthic, dated December 18, 2018 in respect of Xanthic’s agreement to accept an irrevocable option (“Henderson Option”) to acquire all of the membership interests of Henderson Organic Remedies, LLC (“Henderson Organic”) together with the right to all of Henderson Organic’s free cash flow until exercise of the Henderson Option.

3.9*	The Business Acquisition Report of Xanthic, dated September 24, 2018 in respect of the entering into of a binding letter agreement with management of Green Growth Brands Ltd. concerning (i) an arm’s length business combination; and (ii) the acquisition by GGB Nevada LLC of 100% of the outstanding membership interests of Nevada Organic Remedies LLC.

3.10*	The Management Information Circular of Aurquest Resources Inc., dated as of January 11, 2018 in respect of the annual and special meeting of shareholders of Aurquest Resources Inc. held on February 16, 2018.

3.11*	The Management Information Circular of Xanthic, dated as of October 12, 2018 in respect of the annual and special meeting of shareholders of Xanthic held on November 2, 2018.

4.1*	Consent of MNP LLP

4.2*	Consent of MNP SENCRL SRL

4.3*	Consent of Norton Rose Fulbright Canada LLP

*	Incorporated herein by reference to Green Growth Brand Inc. (“GGB”) Registration Statement on Form F-10, File No. 333-229329.
**	Incorporated herein by reference to Form 425 previously filed with the SEC on January 3, 2019.
***	Incorporated herein by reference to Form 425 previously filed with the SEC on February 6, 2019
****	Incorporated herein by reference to Form 425 previously filed with the SEC on April 15, 2019

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.3

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

[3]	Previously filed.

PART IV — SIGNATURES

By signing this Schedule, Green Growth Brands Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2019	GREEN GROWTH BRANDS INC.

	By:	/s/ Peter Horvath
Name: Peter Horvath
Title: Chief Executive Officer and Director